EXHIBIT 99.3

FORM OF LETTER TO NOMINEE HOLDERS WHOSE

CLIENTS ARE BENEFICIAL HOLDERS

COMMUNITY SHORES BANK CORPORATION

Common Stock

Offered Pursuant to Subscription Rights

Distributed to Shareholders of

Community Shores Bank Corporation

October [*], 2015

To Security Dealers, Commercial Banks, Trust Companies and Other Nominees:

Enclosed for your consideration is a prospectus dated October [*], 2015 relating to the rights offering by Community Shores Bank Corporation (“Community Shores”) of nontransferable subscription rights to purchase one share of common stock of Community Shores per right, distributed to all holders of common stock as of 5:00 p.m., Easter Time, on October 12, 2015 (the “Record Date”). The rights offering is described further in the prospectus.

If not exercised, the Rights will expire at 5:00 p.m., Eastern Time, on November 23, 2015 (the “Expiration Date”), unless extended by the Company, as described in the Prospectus.

As described in the accompanying prospectus, you will receive 1.7488 rights for each share of our Common Stock carried by us in your account as of the Record Date. Community Shores will not issue fractional rights, rather fractional rights will be rounded round down to the nearest whole right.

Each right entitles the holder thereof to purchase one share at a cash price of $2.55 per share. If you timely and fully exercise your subscription rights and other rights holders do not exercise their rights in full, you will, subject to availability and allocation, have an oversubscription privilege to subscribe for a portion of the rights offering shares that were not purchased by other rights holders (the “Oversubscription Privilege”). Subject to the discretion of the board of directors, your ability to purchase common stock in the rights offering is subject to an overall beneficial ownership limitation of 4.9% of our outstanding shares of common stock, after giving effect to your participation in the rights offering and taking into account the holdings of you and your affiliates. This limit will not apply to persons who own in excess of 4.9% of our common stock as of the Record Date.

The common stock is traded on the OTCBB under the ticker symbol “CSHB”. The rights will be evidenced by rights certificates, which the Company plans to distribute as soon as practicable after the Record Date and which will be nontransferable.

We are asking persons who hold shares of common stock beneficially and who have received the rights distributable with respect to those shares through a broker, dealer, custodian bank or other nominee, as well as persons who hold certificates of common stock directly and prefer to have such institutions effect transactions relating to the rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them.

Community Shores will pay all fees charged by the Subscription Agent, Computershare Inc. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the Rights. Neither Community Shores nor the Subscription Agent will pay such expenses.

Enclosed are copies of the following documents:

•	Prospectus;
•	Instructions for Use of Subscription Rights Certificate;

The two documents listed above provide additional information on the rights offering, the Company and the steps you must take if you wish to exercise all or some of your subscription rights. You should read all of these documents carefully in their entirety.

Your prompt action is requested. To exercise rights, you should deliver the properly completed and signed rights certificate, with payment of the rights price in full for each share subscribed for, to the Subscription Agent, as indicated in the prospectus. As described in the instructions accompanying the rights certificate, payments submitted to the subscription agent for shares in the rights offering must be made in full in U.S. currency by personal check drawn on a U.S. bank payable to Computershare Inc., as Subscription Agent. Payment will not be deemed to have been delivered to the subscription agent until the check has cleared. Please note that funds paid by personal check may take at least seven business days to clear. The Subscription Agent must receive the rights certificate with payment in full prior to 5:00 p.m., Eastern Time, on the Expiration Date. FAILURE TO RETURN THE PROPERLY COMPLETED RIGHTS CERTIFICATE WITH THE CORRECT PAYMENT WILL RESULT IN YOUR NOT BEING ABLE TO EXERCISE YOUR RIGHTS. ONCE A HOLDER OF RIGHTS HAS EXERCISED ITS SUBSCRIPTION RIGHTS, SUCH EXERCISE MAY NOT BE REVOKED. RIGHTS NOT EXERCISED PRIOR TO THE EXPIRATION DATE OF THE RIGHTS OFFERING WILL EXPIRE WITHOUT ANY VALUE.

If you would like to obtain more information from Community Shores, or additional copies of the above-mentioned documents, please direct your request, either in writing or by telephone, to the Patricia Siembida, Executive Secretary of Community Shores Bank Corporation, 1030 W. Norton Avenue, Muskegon, Michigan 49441, telephone number (231) 780-1858.

NOTHING IN THE PROSPECTUS OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON ACTING AS AN AGENT OF COMMUNITY SHORES, THE SUBSCRIPTION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE RIGHTS OFFERING EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.

Very truly yours,
Community Shores Bank Corporation

By: Heather D. Brolick
Date: October [*], 2015	Its: President and Chief Executive Officer